Catalyst Partners Acquisition Corp.

20 University Road, Fourth Floor
Cambridge, MA 02138

May 13, 2021

VIA EDGAR

Kim McManus

U.S. Securities and Exchange Commission
Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549

Re:	Catalyst Partners Acquisition Corp. Registration Statement on Form S-1 File No. 333-254131

Dear Ms. McManus:

Reference is made to our letter, filed as correspondence via EDGAR on May 10, 2021, in which we requested the acceleration of the effective date of the above-referenced Registration Statement to May 12, 2021, at 4:00 p.m., Eastern Time, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at such time, and we hereby formally withdraw our request for acceleration of the effective date to May 12, 2021.

If you have any questions regarding this request, please contact Christian O. Nagler, of Kirkland & Ellis LLP, special counsel to the Company, at (212) 446-4660.

Sincerely,

/s/ Evan Sotiriou
Evan Sotiriou
Chief Operating Officer

cc:	Christian O. Nagler, Kirkland & Ellis LLP
Sean T. Wheeler, Kirkland & Ellis LLP
Aslam A. Rawoof, Kirkland & Ellis LLP